January 15, 2026

Craig Ruckman
Assistant Secretary
Brookfield Private Equity Fund LP
250 Vesey Street, 15th Floor
New York, New York 10281

       Re: Brookfield Private Equity Fund LP
           Form 10-12G/A filed August 22, 2025; CORRESP filed November 14, 2025 File No. 000-56760
Dear Craig Ruckman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance